Exhibit 99.1

Goldcorp named to NASDAQ Global Sustainability Index

TSX: G
NYSE: GG

VANCOUVER, Nov. 24, 2014 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) announced today it has been ranked among the top 100 companies in the world for its sustainability reporting and performance by the NASDAQ OMX CRD Global Sustainability Index.

"We are proud to be recognized as a global leader for our sustainable business practices," said Chuck Jeannes, Goldcorp's President and CEO. "Goldcorp's commitment to responsible mining and to creating sustainable value for all of our stakeholders remains the focus of our strategy for how we conduct all of our operations world-wide."

"Goldcorp continues to strengthen its environmental, social and governance (ESG) performance and reporting and it is gratifying to see those efforts recognized," said Brent Bergeron, Senior Vice President Corporate Affairs.    "Over the past year Goldcorp has focused on the implementation of our Sustainability Excellence Management System (SEMS) which provides a consistent approach to sustainability across the company and ensures we're meeting or exceeding the highest, internationally-accepted standards in all aspects of our operations."

The NASDAQ OMX CRD Global Sustainability Index is an equally-weighted equity index that serves as a benchmark for stocks of companies that are taking a leadership role in sustainability performance reporting and are traded on a major U.S. stock exchange. The Index is made up of companies that have taken a leadership role in disclosing their carbon footprint, energy usage, water consumption, hazardous and non-hazardous waste, employee safety, workforce diversity, management composition and community investing.

These are companies that are voluntarily disclosing their current environmental, social and governance risks as well as their revenue opportunities and how it will affect future performance. The securities must also meet other eligibility criteria which include minimum requirements for market value, average daily share volume, and price. The Index is evaluated on a semi-annual basis in May and November. For more information about the NASDAQ OMX CRD Global Sustainability Index, including detailed eligibility criteria, visit https://indexes.nasdaqomx.com/.

More information on Goldcorp's social, environmental and economic performance can be found in the company's annual sustainability report. The report is published as part of the company's ongoing obligations as member of the International Council on Mining and Metals and in accordance with its commitments under the United Nations' Global Compact and the Voluntary Principles on Security and Human Rights.

Goldcorp is one of the world's fastest growing gold producers.  Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected",  "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property.  Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2013 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: Jeff Wilhoit, Vice President, Investor Relations, Goldcorp Inc., Telephone: (604) 696-3074, Fax: (604) 696-3001, E-mail: info@goldcorp.com; www.goldcorp.com

CO: Goldcorp Inc.

CNW 13:50e 24-NOV-14